EXHIBIT 99.1

NEWS RELEASE

January 22, 2026

AVINO MEETS FULL YEAR 2025 PRODUCTION GUIDANCE; LA PRECIOSA CONTRIBUTES TO RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing silver producer in Mexico, reports full year 2025 production results of 1,157,828 silver ounces (“oz”), 7,621 gold oz and 5,667,996 pounds of copper (“lbs”), for a total of 2.6 million silver equivalent1 (“AgEq1”) oz. Full year production results were within our production estimated guidance of 2.5 to 2.8 million silver equivalent ounces.

Fourth quarter 2025 production was 345,298 silver oz, 1,687 gold oz, 1,295,244 copper lbs, for consolidated production of 671,583 AgEq1 oz, with over 50% of silver equivalent production coming from silver.

“Avino achieved a number of important milestones in 2025, underpinned by strong performance at the Avino Mine and the commencement of development and material extraction at La Preciosa,” commented David Wolfin, President and Chief Executive Officer. “I want to recognize the tremendous efforts of our operations team, who advanced La Preciosa from the first blast in April 2025 to delivering development material to the mill in less than eight months—an outstanding accomplishment that demonstrates the strength and execution capability of our organization. The fourth quarter of 2025 represents a return to being a primary silver producer, as silver production represented over 50% of our consolidated silver equivalent1 production and puts us on our way to our long-term target. Our continued investment in infrastructure, development, and mine optimization reflects a disciplined approach to building a scalable, multi-asset production platform. As we look forward, our focus remains on executing the next phase of our growth strategy and delivering long-term value for shareholders.”

PRODUCTION HIGHLIGHTS – Q4 2025

•	Commenced Processing of La Preciosa Development Material: Avino commenced extraction, haulage and processing of mineralized development material from the La Preciosa Mine during the quarter at an average rate of 200 tonnes per day. In total, 11,995 tonnes of mineralized material were processed at the Avino milling and processing facility, which is located 19 kilometres away from the entrance to the La Preciosa Mine.

•	Silver Production Increased 22%: Avino produced 345,298 silver equivalent[1] ounces in Q4 2025, representing a strong increase from Q4 of 2024. The increase was driven by development production from La Preciosa, which contributed 48,244 silver ounces, as well as 6% higher silver production from the Avino Mine.

•	Continued Elevated Mill Throughput: In Q4 2025, Avino achieved 4% higher mill throughput versus Q4 2024, totalling 189,338 tonnes of material. These throughput levels have been consistent throughout 2025 and were a result of upgrades and automation enhancements made by our operations and maintenance teams, resulting in significant improvements in mill availability.

January 22, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Meets Full Year 2025 Production Guidance; La Preciosa Contributes to Results

PRODUCTION HIGHLIGHTS – FULL YEAR 2025

●

Silver Production Increased 4%: Consolidated production of silver was 1,157,828 ounces in 2025, representing an increase of 4% from 2024. The increase was driven by development production from La Preciosa, which contributed 48,244 silver ounces.

●

Rapid progress at La Preciosa: Avino announced the commencement of underground development at La Preciosa on January 15, 2025, and has been able to extract, haul, process and sell mineralized material from the mine in less than 1 year. Over 24,000 tonnes of material have been mined from La Preciosa in 2025.

●

Health and Safety Performance Improvements: For 2025, the Company achieved a reduction in Lost Time Incident Frequency Rate (“LTIFR”) of 27% to 3.55 per 1,000,000 hours worked compared to 2024. Total reportable lost time incident rate also decreased to 0.07, down over 30% from 2024.

Consolidated Production Results – Q4 2025 and Full Year 2025

Q4 2025	Q4 2024	Change		FY 2025	FY 2024	Change
189,338	181,733	4%	Total Mill Feed (dry tonnes)	736,935	648,774	14%
62	56	11%	Feed Grade Silver (g/t)	59	61	-4%
0.40	0.59	-32%	Feed Grade Gold (g/t)	0.44	0.51	-14%
0.40	0.52	-24%	Feed Grade Copper (%)	0.42	0.51	-17%
82%	87%	-5%	Recovery Silver (%)	84%	88%	-4%
70%	74%	-5%	Recovery Gold (%)	73%	71%	3%
83%	86%	-3%	Recovery Copper (%)	84%	87%	-4%
345,298	283,794	22%	Total Silver Produced (oz)	1,157,828	1,109,214	4%
1,687	2,560	-34%	Total Gold Produced (oz)	7,621	7,477	2%
1,295,244	1,773,694	-27%	Total Copper Produced (lbs)	5,667,996	6,197,603	-9%
671,583	735,557	-9%	Total Silver Equivalent[1] Produced (oz)	2,606,155	2,652,498	-2%

Production Results by Operation – Q4 2025

	Avino	La Preciosa	Total
Total Mill Feed (dry tonnes)	177,343	11,995	189,338
Feed Grade Silver (g/t)	62	191	70
Feed Grade Gold (g/t)	0.40	0.32	0.40
Feed Grade Copper (%)	0.40	-	0.40
Recovery Silver (%)	84%	66%	82%
Recovery Gold (%)	71%	62%	70%
Recovery Copper (%)	83%	-%	83%
Total Silver Produced (oz)	297,054	48,244	345,298
Total Gold Produced (oz)	1,610	77	1,687
Total Copper Produced (lbs)	1,295,244	-	1,295,244
Total Silver Equivalent[1] Produced (oz)	616,635	54,949	671,583

January 22, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Meets Full Year 2025 Production Guidance; La Preciosa Contributes to Results

Production Results by Operation – Full Year 2025

	Avino	La Preciosa	Total
Total Mill Feed (dry tonnes)	724,940	11,995	736,935
Feed Grade Silver (g/t)	56	191	59
Feed Grade Gold (g/t)	0.44	0.32	0.44
Feed Grade Copper (%)	0.42	-	0.42
Recovery Silver (%)	84%	66%	84%
Recovery Gold (%)	73%	62%	73%
Recovery Copper (%)	84%	-%	84%
Total Silver Produced (oz)	1,109,584	48,244	1,157,828
Total Gold Produced (oz)	7,544	77	7,621
Total Copper Produced (lbs)	5,667,996	-	5,667,996
Total Silver Equivalent[1] Produced (oz)	2,551,207	54,949	2,606,155

Balance Sheet Update

Avino had approximately US$100 million in cash as of December 31, 2025. Our balance sheet continues to strengthen as we execute on our transformational growth strategy.

La Preciosa Update

The Gloria and Abundancia veins have been intercepted on the San Fernando ramp that has been driven from surface to Level 3. Development mining is taking place in both directions, south and north of the ramp on each vein for a total of 4 working development faces. The development mining mineralized material is lower grade than the production mining material that is scheduled for later in 2026, however, it is still of sufficient grade for processing and is being trucked to the Avino mill on a continuous basis. Hiring and training of operators is ongoing with recruitment efforts focused in the surrounding local communities.  Recent photos showcasing the work at La Preciosa are available on the Avino website— click here to view them.

Exploration Program and Resource & Reserve Update

At Avino, the ramp at the Elena Tolosa Area (“ET”) has been driven down to Level 17.5, as we continue with development for future production mining. The 2025 ET Area drilling program commenced in April 2025, with a program consisting of nine planned holes from surface. The objective of this  drill program is two-fold; to test the downdip extension of the system below the current lowest mining level, following the trend of previous drilling reported on September 14, 2023, as well as to test the extension of the system along strike to the west. The Avino Vein remains open at depth and along strike, and earlier results have shown comparable grades and widths to those currently being mined. The drill holes drilled prior to October 31, 2025, will be incorporated in the upcoming mineral resource and reserve estimate due to be released in Q1 2026, and will be followed by the Company’s updated production guidance for 2026.

A second surface drill was deployed at La Preciosa to confirm prior drill results from previous operators and to improve the understanding of the grade zonation close to the scheduled mining areas near the ramp. Earlier drill core from previous operators, was extensively utilized to provide sample data for earlier technical reports, resulting in limited remaining samples. Since the last drill results were released on October 27, 2025, drilling has continued and the latest results will be released once all the assays have been received and all data has been verified. Drilling information will be utilized in underground mine planning and 3D modelling.

January 22, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Meets Full Year 2025 Production Guidance; La Preciosa Contributes to Results

Earnings Announcement

The Company’s FY2025 financial statements and results are scheduled to be released after the market closes on March 11, 2026.

A conference call to discuss the Company’s Q4 and Year End 2025 operational and financial results will be held on Thursday, March 12, 2026 at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q4 and Year End 2025 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

•	Toll Free: 888-506-0062
•	International: +1 973-528-0011
•	Participant Access Code: 314809

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the Company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

Qualified Person(s)

Peter Latta, P.Eng., MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101, has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

January 22, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Meets Full Year 2025 Production Guidance; La Preciosa Contributes to Results

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino properties, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 16, 2023, and can be viewed within Avino’s latest technical report dated February 5, 2024 for the Pre-feasibility Study and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources”, “proven mineral reserves”, or “probable mineral reserves” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1.

In Q4 2025 and FY 2025, silver equivalent or “AgEq” was calculated using metal prices of $30.00 per oz Ag, $2,600 per oz Au and $4.17 per lb Cu. In Q4 2024, AgEq was calculated using $31.34 per oz Ag, $2,662 per oz Au and $4.17 per lb Cu. For FY 2024, AgEq was calculated using metal prices of $28.24 per oz Ag, $2,387 per oz Au and $4.15 per lb Cu. Calculated figures may not add up due to rounding.